

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

January 26, 2010

Douglas A. Koman
Chief Financial Officer
Methode Electronics, Inc
7401 West Wilson Avenue
Harwood Heights, IL 60706

> **Re: Methode Electronics, Inc.
>   Form 10-K for the Fiscal-Year ended May 2, 2009
>   Filed July 7, 2009
>   File No. 001-33731**

Dear Mr. Koman:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Jeff Jaramillo
                                        Accounting Branch Chief